Exhibit 1

MEDIA ANNOUNCEMENT

13 November 2017

WESTPAC ANNOUNCES GROUP EXECUTIVE CHANGES

Westpac Group Chief Executive, Brian Hartzer, today announced the retirement of Chief Risk Officer, Alexandra Holcomb.

Ms Holcomb will retire in 2018 after 21 years at Westpac Group and 35 years in financial services. For the past 3 years Alex has been Westpac’s Chief Risk Officer. She joined Westpac in 1996 and has held a number of senior executive positions within Westpac Institutional Bank, as well as in Group Strategy and Mergers & Acquisitions.

Mr Hartzer thanked Ms Holcomb for her significant contribution to Westpac over two decades.

“Alex has played a key role in navigating the Group through a challenging time in banking. Her insightful and collaborative approach has been critical as we continue to respond to a changing economic and regulatory environment. As Chief Risk Officer, she leaves the organisation with a strong risk framework in place” Mr Hartzer said.

“Over the past 21 years, Alex has made major contributions in strategic, customer and operational roles at Westpac, including driving innovation in payments, and implementing our Asia strategy based on trade flows. In addition, Alex played a key role in the acquisition of BT Financial Group. We wish her all the very best for the future,” Mr Hartzer said.

Mr Hartzer also announced that David Stephen has been appointed to the role of Chief Risk Officer for Westpac Group and will commence with the Group during 2018.

An experienced banker and proven risk specialist, Mr Stephen joins Westpac Group from Royal Bank of Scotland (RBS) where he has been Group Chief Risk Officer since 2013.

Mr Hartzer said: “I am pleased to have someone of David’s calibre join the Group Executive team. He is a highly regarded global risk and financial services professional with over 30 years’ experience leading risk teams in Australia, Asia, Europe and America, across retail, commercial and investment banking. His experience in the UK will be particularly beneficial as we continue to face into a complex regulatory environment.

“Westpac’s goal is to be one of the world’s great service companies, and a culture of doing the right thing is critical to that ambition. David’s track record in leading highly professional risk teams and embedding a strong risk culture across the banks he has worked in makes him an ideal fit for the Westpac Group,” Mr Hartzer said.

Prior to RBS, Mr Stephen held senior roles at Deutsche Bank and Credit Suisse First Boston. He also spent five years at ANZ as Group Chief Risk Officer, Head of Risk – Institutional, and General Manager Wholesale Risk.

-ENDS-

For Further Information David Lording – Media T. 02 8219 8512 M. 0419 683 411	Andrew Bowden – Investor Relations T. 02 8253 4008 M. 0438 284 863